FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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Contact: **Dan Suesskind**, Chief Financial Officer   Teva Pharmaceutical Industries Ltd.   972-2-589-2840

George Barrett,
Executive V.P. - Global Pharmaceutical Markets   Teva Pharmaceutical Industries Ltd.   (215) 591-3030
President and CEO   Teva North America

Kevin Mannix/Liraz Kalif, Investor Relations   Teva Pharmaceutical Industries Ltd.   972-3-926-7281
Teva North America   (215)-591-8912

FOR IMMEDIATE RELEASE

TEVA RECEIVES FAVORABLE COURT DECISION REGARDING GENERIC LOTREL®; NOVARTIS' MOTION FOR PRELIMINARY INJUNCTION DENIED

Jerusalem, Israel, June 11, 2007 – Teva Pharmaceutical Industries Ltd. (Nasdaq:TEVA) announced today that the U.S. District Court for the District of New Jersey has vacated a temporary restraining order in effect since May 23, 2007 and denied a motion filed by Novartis for a preliminary injunction related to Teva's amlodipine besylate/ benazepril products, AB rated to Novartis' Lotrel®. In reaching its opinion, the court found that Novartis was not likely to succeed on its allegations of infringement. Teva intends to resume commercial shipments of its amlodipine besylate/ benazepril products immediately.

Teva's amlodipine besylate/ benazepril products were approved by the U.S. Food and Drug Administration on May 18, 2007 and Teva immediately commenced commercial shipment. Annual sales of the brand product were approximately $1.4 billion in the U.S. based on IMS sales data.

As the first company to file an Abbreviated New Drug Application (ANDA) with a Paragraph IV patent certification, Teva was awarded 180 days marketing exclusivity from the date of initial shipment.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 76 percent of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Dan Suesskind
                                Name: Dan Suesskind
                                Title: Chief Financial Officer

Date: June 11, 2007